FILE NO. 70-10330


                                IN THE MATTER OF

                                FILE NO. 70-10330

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                             Allegheny Energy, Inc.
                            Monongahela Power Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                          -----------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

           The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

     Kathryn L. Patton                              Clifford M. Naeve
     Deputy General Counsel                         William C. Weeden
     Allegheny Energy, Inc.                         Paul Silverman
     800 Cabin Hill Drive                           Skadden, Arps, Slate,
     Greensburg, PA  15601                            Meagher & Flom LLP
                                                    1440 New York Avenue, NW
                                                    Washington, D.C. 20005

     On November 21, 2005, the Securities and Exchange Commission ("Commission") issued an order in File No. 70-10330, Holding Co. Act Release No. 35-28065 (the "Order"), granting authorizations to Allegheny Energy, Inc. ("Allegheny") and Monongahela Power Company ("Monongahela") in connection with the proposed sale y Monongahela of certain utility assets located in Ohio. The Order states that the authorizations are subject to the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935. Therefore, pursuant to Rule 24, Allegheny and Monongahela hereby informs the Commission that the transaction authorized in the Order has been completed and was carried out in accordance with the terms and conditions of, and for the purposes presented in, the application filed in Commission File No. 70-10330 on August 11, 2005, as amended on August 12, 2005, and November 18, 2005.


                                    EXHIBITS

         F-1      Past Tense Opinion


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    January 23, 2006

                                              Allegheny Energy, Inc.


                                              By:     /s/ Kathryn L. Patton
                                              Title:  Deputy General Counsel of
                                                      Allegheny Energy, Inc.


                                              Monongahela Power Company


                                              By:     /s/ Kathryn L. Patton
                                              Title:  Deputy General Counsel of
                                                      Monongahela Power Company